BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York  10286

January 27, 2021

BNY Mellon Investment Funds I

240 Greenwich Street

New York, New York  10286

Re:       Expense Limitation – BNY Mellon Investment Funds I-BNY Mellon International Equity Fund

Ladies and Gentlemen:

BNY Mellon Investment Adviser, Inc. (BNYM Investment Adviser) intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Equity Fund (the Fund), a series of BNY Mellon Investment Funds I (the Company), as follows:

Until February 1, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .82%.  BNYM Investment Adviser may terminate the expense limitation at any time, but has committed not to do so until at least February 1, 2022.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Trustees of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to February 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

                                                                                    By:  /s/ James Bitetto

                                                                                          James Bitetto

                                                                                          Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS i,

On Behalf of BNY Mellon International Equity Fund

By:  /s/ James Windels

       James Windels

       Treasurer